EXHIBIT 2

For Immediate Release

April 6, 2009

Discovery Group Tells SumTotal Board to Pursue Company Sale

Chicago, April 6, 2009   Discovery Group today sent a letter to the Board of Directors of SumTotal Systems, Inc. encouraging is the Board to seek a sale of the business.  The letter comes in response to an offer made by Vista Equity Partners to acquire SumTotal for $3.25 per common share.  Discovery Group is the beneficial owner of 3,095,118 shares of SumTotal representing 9.8% of the common shares outstanding.

In its letter, Discovery Group stated that it agrees with Vista’s perspective that “…a compelling, high premium, all cash offer is the most effective way to maximize value for all stockholders…”  As one of the largest shareholders of SumTotal, Discovery urged the Board to seek to complete a sale of SumTotal by 1) negotiating in good faith with Vista Equity Partners, and 2) promptly inviting other logical suitors to discuss alternative transactions.  “The best way to maximize the proceeds to shareholders is for the Board to enter discussions with all potential acquirers,” said Dan Donoghue, Partner at Discovery.

About The Discovery Group

Discovery Group is a merchant banking firm that manages private partnerships in highly specialized investment strategies.  The business was founded in 2002 and is based in Chicago. Investors in these funds include large university endowments, nationally-recognized charitable foundations and a variety of trusts, family offices and wealth advisors. Discovery’s corporate finance expertise extends to public and private companies in a broad range of industries.

Contact:	Meghan O’Callaghan
312.265-9596
mocallaghan@thediscoverygroup.com